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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MILLENNIUM BANKSHARES CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
600 37B 106
(CUSIP Number)
JANUARY 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     ☑ Rule 13G

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	600 37B 106

1	NAMES OF REPORTING PERSONS NORMAN R. POZEZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	WASHINGTON, D.C.

	5	SOLE VOTING POWER

NUMBER OF		800,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		800,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	800,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	600 37B 106

Item 1:
(a) Name of Issuer:
MILLENNIUM BANKSHARES CORPORATION
(b) Address of Issuer’s Principal Executive Offices:
1601 WASHINGTON PLACE
RESTON, VIRGINIA 20190-4305
Item 2:
(a) Name of Person Filing:
This Schedule 13G is being filed by the following person pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): NORMAN R. POZEZ, the “Filing Person”).
(b) Address of Principal Business Office or, if none, Residence:
8191 STRAWBERRY LANE, SUITE 3
FALLS CHURCH, VIRGINIA 22042
(c) Citizenship:
NORMAN R. POZEZ IS A CITIZEN OF THE U.S.A.
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
600 37B 106
Item 3: Not applicable

Item 4: Ownership.
(a) Amount beneficially owned:
800,000 shares of Stock may be deemed beneficially owned.
(b) Percent of class: 8.96%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	800,000
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	800,000
(iv) Shared power to dispose or to direct the disposition of	0
Item 5: Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6: Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8: Identification and Classification of Members of the Group.
Not applicable.
Item 9: Notice of Dissolution of Group.
Not applicable.
Item 10: Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: NORMAN R. POZEZ
Dated: JANUARY 10, 2008

Exhibit A
AGREEMENT REGARDING THE JOINT FILING
OF SCHEDULE 13G

The undersigned hereby agree as follows:
     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.